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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 16, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 6


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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace International Holdings, Inc.
                  58-1080969

2        Check the Appropriate Box If a Member of a Group

                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  BK, 00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 4,474,753
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,050,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  4,474,753
    With
                           10       Shared Dispositive Power
                                           7,050,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           11,525,000


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                            46.2%

14       Type of Reporting Person  (See Instructions)
                            CO

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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace Foam Sub, Inc.
                  13-3808758

2        Check the Appropriate Box If a Member of a Group

                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                7,000,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 0
    With
                           10       Shared Dispositive Power
                                          7,000,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                          7,000,247


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                             28.1%

14       Type of Reporting Person  (See Instructions)
                             CO


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                                                                SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Marshall S. Cogan


2        Check the Appropriate Box If a Member of a Group*

                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                649,167
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0

    Each  Reporting        9        Sole Dispositive Power
   Person                                 649,167
    With
                           10       Shared Dispositive Power
                                          0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                          649,167


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13       Percent of Class Represented By Amount in Row (11)
                             2.6%

14       Type of Reporting Person  (See Instructions)
                             IN


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     This  Amendment  No.  6 to  Schedule  13D  is  filed  on  behalf  of  Trace
International Holdings, Inc. ("Trace Holdings"), Trace Foam Sub, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, Amendment No. 3 thereto filed on April 28, 1995, Amendment No. 4 thereto filed on August 28, 1997, and Amendment No. 5 thereto filed on December 24, 1997, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 6 is being filed to reflect the Trace Holdings proposal to acquire all outstanding shares of Common Stock.

                  The Schedule 13D is hereby amended as follows:

Item 3.  Sources and Amounts of Funds or Other Consideration

                  The last sentence of the first paragraph of Item 3 is hereby amended and restated as follows:

                  Trace Holdings Plan (as defined) acquired 10,000, 30,000, 2,500 and 7,500 shares of Common Stock on December 21, 23, 27 and 30, 1993, resepectively, at prices ranging from $16.25 to $16.50 per share.



                  The following sentence is added at the end of the first paragraph of Item 3:

                  Trace Holdings purchased 22,079 shares of Common Stock on January 10, 1996 for $7.875 per share.



                  The second to last sentence of the third paragraph of Item 3 is hereby amended and restated as follows:

                  From August 1997 through December 1997, Trace Holdings used $2,107,721.18 of Bank Loan borrowings to purchase 175,100 shares of Common Stock at prices ranging from $9.74 to $13.0797.



Item 4.  Purpose of Transaction.

                  The following paragraph is added at the end of Item 4:

                  On March 16, 1998, Trace Holdings made a proposal to the Board of Directors of the Issuer to acquire all of the outstanding shares of the Common Stock not currently owned by the Trace Holdings or its subsidiaries at a cash per share price of $17 (the "Proposed Transaction"). A copy of the letter setting forth Trace's proposal (the "Offer Letter") is filed as Exhibit L to this Schedule 13D. Consummation of the Proposed Transaction would be subject to the approval of the Board of Directors and stockholders of the Issuer, as well as well as other customary conditions, including receipt of all necessary regulatory approvals. Trace Holdings anticipates that upon completion of the Proposed Transaction the Common Stock will cease to be quoted on the NASDAQ National Market System and will be deregistered under Section


                                       5
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12(g)  of the  Securities  Exchange  Act of 1934,  as  amended.  Trace  Holdings reserves the right to amend or withdraw the proposal made in the Offer Letter in its discretion at any time.


Item 5.  Interest in Securities of the Issuer.

                  The fourth paragraph of Item 5 (a and b) (iii) of Schedule 13D is hereby amended and restated in its entirety as follows:

                  As a result of the foregoing, Trace Holdings may be deemed to own beneficially (as such term is defined in Rule 13d-3) a total of 11,525,000 shares of Common Stock, which represents approximately 46.2% of the outstanding Common Stock.

                  The second  paragraph of subclause (iv) of Item 5 (a and b) of
Schedule 13D is amended and restated in its entirety as follows:

                  Mr. Cogan is the Chairman of the Board and President of Trace Foam Sub and the Chairman of the Board and Chief Executive Officer of Trace Holdings and owns or has voting control over capital stock of Trace Holdings representing greater than a 50% voting interest. Mr. Cogan, by virtue of his control positions at Trace Foam Sub and Trace Holdings, may be deemed to own beneficially (as that term is defined in Rule 13d-3) the 11,525,000 shares of Common Stock beneficially owned, directly or indirectly, by Trace Foam Sub and Trace Holdings. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by Trace Foam Sub and Trace Holdings.



Item 7.  Material to be Filed as Exhibits.

                           The following is added to Item 7:

EXHIBIT A: Intentionally Omitted.

EXHIBIT L: Offer Letter dated March 16, 1998.

EXHIBIT M: Amended and Restated Joint Filing Agreement and Power of Attorney




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TRACE INTERNATIONAL HOLDINGS, INC.



                                              By: /s/ Marshall S. Cogan
                                              Name:  Marshall S. Cogan
                                              Title: Chairman     and    Chief
                                                     Executive Officer

Date: March 16, 1998


                                       7
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TRACE FOAM SUB, INC.



                                             By: /s/ Marshall S. Cogan
                                             Name:  Marshall S. Cogan
                                             Title: Chairman of the Board and
                                                    President

Date: March 16, 1998


                                       8
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                /s/ Marshall S. Cogan
                                                ---------------------
                                                Marshall S. Cogan

Date: March 16, 1998







                                  EXHIBIT INDEX

Exhibit Number             Document
--------------             ----------

99.12                     EXHIBIT  L:  Offer   Letter  dated  March  16,  1998.

99.13                     EXHIBIT  M:   Amended  and   Restated   Joint  Filing
                           Agreement and Power of Attorney


                                       9